Exhibit 1.02

Tower Semiconductor Ltd.
Conflict Minerals Report
For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Section 13(p) of the Securities Exchange Act of 1934 and Rule 13p-1 (the Rule) and Form SD thereunder.  The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.  In accordance with the instructions, and related guidance, to Form SD, this conflict minerals report has not been audited by an independent private sector auditor.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.  If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody and submit a conflict minerals report to the SEC that includes a description of those due diligence measures.

Design and Description of Conflict Minerals Diligence Program

Tower´s due diligence processes and efforts have utilized the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected And High-Risk Areas (Second Edition, 2013) (the “OECD Guidance”).  Consistent with the OECD Guidance, our due diligence in respect of 2013 consisted of a five-step process. These are not all of the measures that we took in furtherance of our conflict minerals compliance program or pursuant to the OECD Guidance.

Summarized below are the principles of our conflict minerals diligence program:

(i)	Establishment of Strong Company Management Systems

We have communicated our conflict minerals policy to our suppliers. Our policy was provided to suppliers before and during the 2013 reporting period, following its adoption by Tower.  This policy is also publicly available on our company website.  We have adopted the EICC-GeSI Conflict Free Smelter program (described below) as a compliance standard for our due diligence.  We have implemented a reasonable country of origin inquiry process.  All responses from suppliers are recorded and stored in an electronic database.

(ii)	Identification and Assessment of Risk in the Supply Chain

For due diligence purposes, we have adopted the processes and protocols of the Conflict Free Smelter Program. All conflict minerals “necessary to the functionality of the products” have been identified and the suppliers of those conflict minerals have been identified and certain smelter data has been collected from them.

We conducted a survey of our active suppliers using the template developed jointly by the companies of Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the Template). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on CFSI’s website. The Template is being widely adopted by many companies in their due diligence processes related to conflict minerals.

(iii)	Formulation and Implementation of a Strategy to Respond to Identified Risks

We implemented a plan to report conflict minerals findings to Tower’s Expert Materials Quality Engineer.  Tower’s Expert Materials Quality Engineer is responsible for collecting all relevant data and formulating a proposed corporate strategy that should be implemented to address any risks identified from review of said data.

A process has been adopted to aggregate and update the list of smelters relevant to our necessary conflict minerals procured from our suppliers. Furthermore, a process has been adopted to review supplier responses, follow up with delinquent suppliers (if applicable), and update supplier information.  We will require any new suppliers to complete EICC-GeSI declarations as part of becoming an approved supplier to Tower.

(iv)	Support for the Development and Implementation of Independent Third Party Audits of Smelters’ and Refiners’ sourcing:

Tower does not have a direct relationship with the smelters and refiners in our supply chain, nor do we perform direct audits of the entities that provide our supply chain with any necessary conflict minerals. However, we do rely upon industry efforts (for example, EICC and CFSI) to influence smelters and refineries to get audited and certified through CFSI's CFS program.

(v)	Report on Supply Chain Due Diligence

This report is available on our website at http://www.towerjazz.com/cm_policy.html and has also been filed with the SEC.

Results of our Due Diligence Measures

Inherent Limitations on Due Diligence Measures

Our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals.  Our due diligence processes are based on the data received from our direct suppliers which in turn is based on information received by those suppliers seeking similar data within their supply chains to identify the original sources of the necessary conflict minerals.  We also rely, to a large extent, on information collected through CFSI's CFS program.  Such sources of information may yield inaccurate or incomplete information.

Supplier Chain Survey Responses

All of our direct suppliers of necessary conflict minerals for our manufactured products provided a response to our supply chain survey.

The origin of the necessary conflict minerals cannot be determined with certainty once the ores are smelted, refined and converted to ingots, bullion or other conflict minerals containing derivatives. The smelters and refiners may act as consolidating points for the conflict minerals and may not have full visibility of the origin of the minerals. In addition, while two of the smelters reported by our suppliers of the necessary conflict minerals are designated by the CFSC as conflict free smelters, one is designated as “in progress toward CFSC compliance”. As a result, Tower has concluded that at this time our supply chain remains “DRC conflict undeterminable”.

 Table 1 below lists the facilities identified by our direct suppliers which, to the extent known, processed the necessary conflict minerals used in the materials supplied to us for use in our products.

Metal	Smelter or Refiner Facility Name	Country
Tantalum	H.C. Starck GmbH*	Germany
	Ulba Metallurgical Plant JSC*	KAZAKHSTAN
Tungsten	Xiamen Tungsten Co Ltd+	China

* Denotes smelters and refiners which have received a “conflict free smelters” designation from an independent third party audit program as of April 25, 2014.

+ Denotes smelters and refiners which are “TI-CMC members progressing toward CFSC validation” and “CFSC active Tungsten smelters”.

Future Due Diligence Measures

During the reporting period for the calendar year ending December 31, 2014, we are continuing to engage in the diligence process described above.  We will also continue to  attempt to validate supplier responses using information collected via independent conflict free smelter validation programs such as the Electronic Industry Citizenship Coalition / Global e-Sustainability Initiative (EICC/GeSI) Conflict Free Smelter Program.